SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Material Fact

Payment of Interest on own Capital

Rio de Janeiro, April 22, 2010 – Petróleo Brasileiro S.A. - Petrobras announces to its shareholders that it will pay, on April 30, 2010, dividends and the forth installment of the interest on capital (IOC) to Ordinary Shareholders (ON) and Preferred Shareholders (PN), based on shareholder position at April 22, 2010. This is the last payment of the dividend distributions schedule approved on the Ordinary General Meeting held today and related to the 2009 results. The table below presents the details of this payment:

Total amount approved per share
Payment Dates	Amount	IOC
1th installment IOC (11/30/2009)	R$ 0.30
2nd installment IOC (12/21/2009)	R$ 0.20
3rd installment IOC (12/29/2009)	R$ 0.20	R$ 0.82
4th installment IOC (04/30/2010)	R$ 0.12
Dividends (04/30/2010)	R$ 0.13
TOTAL	R$ 0.95

This interest on own capital, restated at the Brazilian Interest Rate – SELIC from the payment date to the end of 2009 fiscal year, will be offset against the remuneration (dividends plus interest on own capital) to be paid related to the 2009 fiscal earnings.

Payment Dates	Amount	Restated at Selic	Total Amount
1th installment IOC (11/30/2009)	R$ 0.30	R$ 0.0022	R$ 0.3022
2nd installment IOC (12/21/2009)	R$ 0.20	R$ 0.0005	R$ 0.2005
3rd installment IOC (12/29/2009)	R$ 0.20	R$ 0.0001	R$ 0.2001
TOTAL	R$ 0.70	R$ 0.0028	R$ 0.7028

The total amount of IOC R$ 0,82 less the amount paid and restated at the Brazilian Interest Rate –SELIC of R$ 0.7028 resulted in the due amount of R$ 0,1172 which will be restated by the SELIC between December 31, 2009 and April 30, 2010. The table below presents the details of this payment:

Payment per ON and PN Shares on		Interest on	Dividends and
Abril 30, 2010 (R$)	Dividends	Capital	Interest on Capital
Dividends/IOC Payment Amount	0.1300	0.1172	0.2472
Restatement at the SELIC Rate	0.0034	0.0031	0.0065
Total Amount before Tax	0.1334	0.1203	0.2537

This IOC (R$ 0.1172) will be subject to 15% withholding tax while the values of R$ 0.0034 and R$ 0.0031, corresponding to the variation in the SELIC rate between December 31, 2009 and April 30, 2010, will be subject to 22.5% withholding tax. The above-mentioned withholding tax is not applicable to tax immune or exempt shareholders.

For the American Depositary Receipts (ADRs) negotiated in the Stock exchange of New York - NYSE Payment in connection with the American Depositary Receipts (ADRs) traded on the New York Stock Exchange - NYSE will be made through JPMorgan Chase Bank, N.A., depositary bank for the ADRs. Information concerning date of payment and any other additional information may be obtained at www.adr.com.

Rights to IOC unclaimed within 3 (three) years as from payment date (April 30, 2010), will lapse and revert in favor of the Company (Law 6404/76, Article 287, Subsection II, Item a).

Almir Guilherme Barbassa
CFO and Investor Relations Officer
Petróleo Brasileiro S.A. – Petrobras

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.